Mail Stop 4561

June 12, 2008

Robin Raina
Chairman of the Board, President and
Chief Executive Officer
Ebix, Inc.
5 Concourse Parkway, Suite 3200
Atlanta, GA 30328

       Re: **Ebix, Inc.**
               Form 10-K For the Year Ended December 31, 2007
               Filed on March 31, 2008
               File No. 000-15946

Dear Mr. Raina:

We have reviewed your response letter dated May 14, 2008 in connection with the above-referenced filing and have the following comment. If indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. We may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K For the Year Ended December 31, 2007

Note 14 – Convertible Debt, page 59

1.   With regard to your response to comment 4 of our letter dated May 1, 2008, we note your conclusion that the put option does not warrant separate accounting under SFAS 133 because the characteristics of the instrument are clearly and closely related to the host debt instrument. Provide your evaluation of the formulaic arrangement that yields an amount other than par or accreted value. That is, the amount to be paid upon the exercise of the put would equal 110% of the greater the (1) accreted value or (2) the quoted average price, as defined. The pay off amount does not appear to be indexed to interest rates or credit risk. Please further discuss your analysis pursuant to the four-step decision sequence set forth in the Response to Issue B16 and paragraph 13 of SFAS 133. Please note that the DIG does provide guidance for instances of when there is no substantial premium or discount (see Steps 2 and 3 of the DIG).   Please advise.

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Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 or me at (202) 551-3730 if you have any questions regarding the above comments.

Sincerely,

Stephen G. Krikorian
Accounting Branch Chief